

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2024

Radiopharm Theranostics Limited
Level 3, 62 Lygon Street, Carlton VIC 3053
Australia

Re: **Radiopharm Theranostics Limited**
Form 20-F
Exhibit Nos. 4.6, 4.9, 4.10, 4.11, 4.12, 4.13, 4.15, 4.17, 4.18, 4.19, 4.24, 4.25 and 4.26
Filed November 12, 2024
File No. 001-41621

Dear Riccardo Canevari:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences